SUBMISSION TYPE: AW

(Withdrawal of amendment to a registration statement filed under the Securities Act)

Pear Tree Funds

55 Old Bedford Road

Lincoln, Massachusetts 01773

November 20, 2023

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3030

Washington, D.C. 20549

Re:         Pear Tree Funds

Application to Withdraw Post-Effective Amendment 2 to Registration Statement on Form N-14

File No. 333-273992; Accession No. 0001104659-23-118453

Filed November 15, 2023

Ladies and Gentlemen:

Pursuant to Rule 477(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pear Tree Funds (the “Registrant”) hereby submits this letter as its application to withdraw the Registrant’s Post-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form N-14 (File No. 333-273992) (together with all exhibits and amendments thereto, the “Registration Statement”). In accordance with that rule, this application is deemed granted upon filing.

The Registrant is seeking to withdraw the Amendment because the Amendment was incorrectly filed as an amendment to the Registration Statement pursuant to Securities Act Rule 485(b). As the Amendment did not meet the conditions of that rule as an amendment to a registration statement, the Amendment has not taken, and will not take, effect. After the withdrawal of the Amendment, the Registrant intends to file a second amendment to the Registration Statement substantially similar in form to the Amendment, with its sole purpose being to add one or more exhibits to the Registration Statement pursuant to Rule 462(d).

Please direct any questions or comments concerning this request for withdrawal to John Hunt of Sullivan & Worcester LLP at (617) 338-2961.

Sincerely yours,

/s/ Willard Umphrey
Willard L. Umphrey
President

Cc:         Deborah A. Kessinger, Pear Tree Funds

John Hunt, Sullivan & Worcester, LLP